Exhibit 1.1

TELESP CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ nr 02.558.074/0001-73
NIRE 35300158792

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ n.° 02.558.132/0001-69
NIRE 53300005800

STATEMENT OF
MATERIAL FACT

Telesp Celular Participações S.A. (“Company” or “TCP”) and Tele Centro Oeste Celular Participações S.A. (“TCO”), hereby inform their respective shareholders as follows, pursuant to Instruction CVM no. 358, dated January 3, 2002.

1. Voluntary Public Tender Offer

1.1. At a meeting dated August 24, 2004, the Board of Directors of the Company (“Meeting”) has approved the commencement by the Company of a Voluntary Public Tender Offer (“VTO”) to acquire up to 84,252,534,000 preferred shares of the capital stock of TCO (“Maximum Number of Shares”), in accordance with Instruction CVM no. 361, dated as of March 5, 2002 (“Instruction 361”).

1.2 The terms and conditions of the VTO will be published at the appropriate time, by means of an Edital, once the procedures for the auction have been agreed with Bolsa de Valores de São Paulo (the São Paulo Stock Exchange, or “Bovespa”). Among such terms and conditions shall be the following:

1.2.1 In no event will the Maximum Number of Shares be superseded, so that in the event there is excess demand in the auction, there will be a pro-rata allocation among the shareholders who tender their shares.

1.2.2. The price will be R$10.70 (ten Brazilian reais and seventy centavos) per thousand of shares (“Price”), which represents a premium of 20% (twenty percent) over the weighted average price of the preferred shares of TCO over the last 30 trading days on Bovespa.

1.2.3. The Price will be paid upon delivery of the shares, in Brazilian reais, pursuant to the rules issued by Companhia Brasileira de Liquidação e Custódia – CBLC (the Brazilian Settlement and Custody Company) (and the terms that will be set forth in the Edital).

1.2.4. Except in the cases of a change of the terms of the OPA (under Instruction 361 and the terms and conditions that will be set forth in the Edital), the auction will be carried out within between 30 (thirty) days and 45 (forty five) days from the date of publication of the Edital. The date will be set forth in the Edital.

1.2.5. The obligation to purchase under the VTO is subject to the non-occurrence of each of the conditions set forth below until the date of the auction of the VTO, save in case of waiver of that condition by the Company:

1.	the businesses, conditions, revenues, operations or share ownership of TCO or its direct or indirect subsidiaries become subject to a material adverse change as a result of the occurrence of any of the following events:

a.	the issuance of any act by any governmental organ of the Executive, Legislative or Judiciary powers which:

i.	questions, restricts or limits the ability of the Company to carry out the VTO, hold shares of TCO, not acquire additional shares of TCO, exercise the rights inherent thereto or receive distributions thereunder;

ii.	terminates or amends any of the terms and conditions of any licenses, authorizations or concessions granted for the conduct of the businesses of TCO or its direct or indirect subsidiaries;

iii.	expropriates, confiscates or limits the free disposal of the assets of TCO or any of its direct or indirect subsidiaries;

iv.	reduces the tariffs or rates for services charged by TCO or any of its direct or indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures having a significant cost to TCO or its direct or indirect subsidiaries;

v.	suspends, restricts or limits transactions in the foreign exchange market or the inflow or outflow of funds into or out of Brazil;

b.	the occurrence of war or civil or political unrest (including, without limitation, general strikes, terrorist attacks or any similar event) inside or outside Brazil;

c.	the occurrence of a natural event (including, without limitation, an earthquake, flood or other similar event) or the occurrence of any other external factor that causes significant damage to:

i.	the infrastructure, communications systems or the rendering of public services in the states in which TCO or any of its direct or indirect subsidiaries renders services or in other relevant areas of Brazil; or

ii.	the assets of TCO or any of its direct or indirect subsidiaries in a manner that affects the ordinary course of their respective businesses;

2.	a general suspension of, or a limitation in the trading of, securities in general or of the shares or ADSs (American Depositary Shares) issued by TCO on Bovespa or the New York Stock Exchange for more than 24 hours;

3.	a decrease of 20% or more, as of the closing of any trading session, of the value of the Bovespa index known as IBOVESPA, expressed in US dollars (converted in accordance with “transaction PTAX 800, option 5,” published by Sisbacen), in relation to that verified on the date of this statement of material fact;

4.	a decrease of 20% or more, as of the closing of the foreign exchange market on any date, of the value of the real in relation to the U.S. dollar

(in accordance with “transaction PTAX 800, option 5”, published by Sisbacen), in relation to that verified on the date of this statement of material fact;

5.	the occurrence of any substantial change in the rules applicable to the Brazilian or US capital markets, or an increase in tax rates that adversely affects or impedes the consummation of the VTO by the Company;

6.	the revocation of any governmental authorization necessary for the consummation of the VTO;

7.	the making of comments by the Securities and Exchange Commission (“SEC”) as to the materials filed in the United States related to the VTO (including the Schedule TO and its exhibits) which adversely affect or impede the consummation of the VTO by the Company; or

8.	the failure to obtain authorization to conduct the auction to effect the VTO on the trading floor of Bovespa.

1.2.6. The Edital shall provide also that, in the event TCO carries out a corporate transaction whereby its shareholders receive shares of another public company within 1 (one) year from the auction date, the Company shall be required to pay to the holders of outstanding shares who tender in the VTO the positive difference, if any, between the price per share which they receive as a result of the sale of their shares, adjusted in accordance with the terms that will be set forth in the Edital and applicable law until the date of consummation of such corporate transaction, and adjusted for changes in the number of shares as a result of share dividends, share splits, reverse share splits and conversions of classes or types of shares into other classes or types of shares and the greater of:

1.	the weighted average price per share of the prices quoted on the stock exchange for shares of that type or class which are delivered to the shareholders of TCO as a result of such corporate transaction, calculated based on the period of 30 (thirty) days prior to the announcement of such transaction; and

2.	the weighted average price per share of the prices quoted on the stock exchange for shares of that type or class which are delivered to the shareholders of TCO as a result of such corporate transaction, calculated based on the period of 60 (sixty) days prior to the announcement of such transaction.

1.2.7. TCP intends to fund the tender offer with debt and, taking into account the outcome of the tender offer, among other factors, will evaluate a potential capital increase if it considers a reduction of its level of indebtedness to be advisable.

2. Merger of Shares of Companies Controlled by TCO

2.1. In accordance with the terms and conditions of the Announcement to the Shareholders published in the newspaper Gazeta Mercantil on August 17, 2004, relating to the exercise of appraisal rights in the context of the merger of shares of Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. by TCO, the shareholders of such companies which, by August 24, 2004, have exercised their appraisal rights will be entitled to the positive difference between the (i) reimbursement amount under the appraisal rights and (ii) the amount they would have been entitled to receive if they had participated fully in the VTO (taking into account pro rata adjustments).

2.2. Any shareholder who has exercised the appraisal rights, in accordance with item 2.1, shall be entitled to receive the payment mentioned in item 2.1 through BANCO ABN AMRO REAL S.A. according to the same procedure contemplated for the payment of the reimbursement amount under the appraisal rights.

This document does not constitute an offer to purchase or a solicitation of an offer to sell the securities of TCO. At the time the VTO mentioned in this Statement of Material Fact is commenced, the Company will file with the SEC a tender offer statement on Schedule TO.

TCO shareholders are strongly advised to read the Edital and the other relevant documents related to the VTO that are published by TCP or filed with the CVM or the SEC, including the tender offer statement on Schedule TO (and, in the case of the English-language documents filed with the SEC, shareholders may read the Portuguese translations, which will be filed with the

CVM), when such documents are made available, because they will contain important information.

All these documents will be published or filed at the appropriate time in accordance with applicable Brazilian and U.S. regulations. TCO shareholders will have access to the U.S. documents, when they become available, free of charge at the SEC website, www.sec.gov. In addition, TCO shareholders will have access to all these documents, free of charge from the Company or in the locations indicated by applicable Brazilian and U.S. laws and regulations.

Additional information about the VTO may be obtained on the website www.vivo.com.br/ri.

São Paulo, August 25, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.
Fernando Abella Garcia
Investor Relations Officer

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
Luís André Carpintero Blanco
Investor Relations Officer